UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
X	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ________________ to ______________

Commission File Number 001-14273

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CORE LABORATORIES PROFIT SHARING AND RETIREMENT PLAN
6316 Windfern Road
Houston, Texas 77040

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Core Laboratories N.V.
Herengracht 424
1017 BZ Amsterdam
The Netherlands

REQUIRED INFORMATION

The Core Laboratories Profit Sharing and Retirement Plan is subject to the requirements of the Employee Retirement Income Security Act of 1974, also known as ERISA.
ITEM 4

As permitted by the U.S. Securities and Exchange Commission Rules, Items 1, 2, and 3 of this Annual Report on Form 11-K have been omitted, and the following financial statements of the Plan, notes to such financial statements, and the Report of Independent Registered Public Accounting Firm on such financial statements are being filed in this Report in accordance with ERISA reporting requirements:

	(a)	Report of Independent Registered Public Accounting Firm

	(b)	Statements of Net Assets Available for Plan Benefits at December 31, 2004 and 2003

	(c)	Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2004

	(d)	Notes to Financial Statements as of December 31, 2004 and 2003

	(e)	Schedule H, Line 4i ― Schedule of Assets (Held at End of Year), as of December 31, 2004

The Independent Registered Public Accounting Firm's Consent to the incorporation by reference of these financial statements in the Registration Statement on Form S-8 (No. 333-73772, 333-73774, 333-80473, 333-43859), which pertains to the Core Laboratories Profit Sharing and Retirement Plan, is being filed as Exhibit 23.1 and Exhibit 23.2 to this Annual Report on Form 11-K.

EXPLANATORY NOTE

In May 2005, the Administrative Committee of the Core Laboratories Profit Sharing and Retirement Plan retained a new independent registered public accounting firm for the audit of the financial statements of this plan as of and for the year ended December 31, 2004. The audit report prepared by the predecessor auditor, PricewaterhouseCoopers LLP, for the years ended December 31, 2003 and 2002, has been included in this Annual Report on Form 11-K, as well as a current consent from PricewaterhouseCoopers LLP to the incorporation by reference of that report in the Registration Statement on Form S-8, as noted above, and filed herewith as Exhibit 23.2.

During the years ended December 31, 2003 and 2002, through June 2005, there have been no disagreements with PricewaterhouseCoopers LLP on any matters of accounting principles or practices, financial statement disclosure, or accounting scope or procedure, pertaining to the Core Laboratories Profit Sharing and Retirement Plan.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN

INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE
DECEMBER 31, 2004 and 2003
Page(s)

Report of Independent Registered Public Accounting Firm ― Ham, Langston & Brezina L.L.P	1
Report of Independent Registered Public Accounting Firm ― PricewaterhouseCoopers LLP	2

Financial Statements:
Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003	3
Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended
December 31, 2004	4

Notes to Financial Statements	5-9

Supplemental Schedule:*
Schedule of Assets (Held at End of Year) as of December 31, 2004	10

Signature	11

Index to Exhibits:
Exhibit 23.1 ― Consent of Independent Registered Public Accounting Firm ― Ham, Langston & Brezina L.L.P.	13
Exhibit 23.2 ― Consent of Independent Registered Public Accounting Firm ― PricewaterhouseCoopers LLP	14

* All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because the information required by the schedules has been included in the notes to the financial statements, or the schedules are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of Core Laboratories Profit Sharing and Retirement Plan:

We have audited the accompanying statement of net assets available for benefits of the Core Laboratories Profit Sharing and Retirement Plan (the "Plan") as of December 31, 2004 and the related statements of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2004 is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule and fund information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Ham, Langston & Brezina L.L.P.

Houston, Texas
May 26, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of Core Laboratories Profit Sharing and Retirement Plan:

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Core Laboratories Profit Sharing and Retirement Plan (the "Plan") at December 31, 2003 and December 31, 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Houston, Texas
June 17, 2004

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2004 AND 2003
	2004	2003
ASSETS
Cash, non-interest bearing	$ 19,244	$ 32,790
Money market funds	1,401	582

Investments:
Life insurance contract	42,078	43,853
Common collective trusts	7,538,429	6,757,755
Core Laboratories N.V. common stock, at fair value	9,979,883	8,851,792
Registered investment companies, (mutual funds)	38,774,194	31,810,179
Participant loans, at cost	1,235,240	1,272,405
	57,569,824	48,735,984

Receivables:
Employee contributions receivable	113,176	-
Employer contributions receivable	545,313	-
Other receivables	23,500	27,038
	681,989	27,038

Total assets	58,272,458	48,796,394

LIABILITIES
Payable to plan sponsor	25,000	-
Other payables	18,220	39,145

Total liabilities	43,220	39,145

NET ASSETS AVAILABLE FOR BENEFITS	$ 58,229,238	$ 48,757,249

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2004

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$ 1,313,075
Net appreciation in fair value of investments:
Core Laboratories N.V. common stock	3,251,545
Mutual funds	3,781,468
8,346,088
Contributions:
Participant	3,823,813
Participant rollovers	52,887
Employer	2,236,881
6,113,581

Total additions	14,459,669

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Withdrawals and retirement benefits	4,865,651
Administrative expenses	122,029
Total deductions	4,987,680

INCREASE IN NET ASSETS	9,471,989
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	48,757,249
End of year	$ 58,229,238

The accompanying notes are an integral part of these financial statements.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 and 2003

1. SUMMARY OF SIGNIFICANT PLAN PROVISIONS:

The Core Laboratories Profit Sharing and Retirement Plan (the "Plan" or "Core Lab Plan") is sponsored by Core Laboratories LP (the "Company") and was established effective October 1, 1994. The following brief description of the Plan provides only general information. Participants should refer to the summary plan description or Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code (the "Code"). Effective January 1, 2003, the Plan was amended to provide for the following: (1) an increase of the maximum percentage of gross compensation that participants are allowed to contribute from 15% to 60%, as defined by the Plan, on a pre-tax basis; (2) to reduce the suspension period during which participants may not make pre-tax contributions following receipt of a hardship withdrawal from twelve months to six months; and (3) other changes required to comply with changes in governing laws.

Plan Administrator and Trustee

An administrative committee appointed by the Company is the Plan administrator as defined under ERISA. The 401K Company (the "Recordkeeper") has been contracted to provide administration services for the Plan, including maintaining the Plan's participant account balances. Austin Trust Company (the "Trustee") is the trustee of all investments held by the Plan. The management companies that issue securities are custodians of the mutual fund investments and the Pershing Division of Donaldson, Lufkin & Jenrette Securities Corporation is custodian of Core Laboratories N.V. common stock ("Company Common Stock").

Eligibility

Substantially all of the Company's employees are eligible to participate in the Plan. For most eligible employees, participation may commence upon the later of the first day of the calendar quarter coincident with or following such eligible employee's date of hire or the date on which such employee attains the age of 21. However, certain designated classes of employees must satisfy a service requirement of either six months or 1,000 hours of service during a Plan year before becoming eligible to participate.

Contributions

As amended effective January 1, 2003, the Plan allows each participant to make pre-tax contributions of up to 60% of his or her compensation, as defined by the Plan, up to the statutory limit of $13,000 for 2004 ($12,000 for 2003). The Plan also allows participants who attained age 50 before the close of the Plan year to contribute an additional "catch-up" contribution as permitted under the Code. The Company may, in its discretion, make matching contributions equal to a designated percentage of each participant's pre-tax contributions, up to a maximum of a designated percentage of the participant's compensation. In addition, the Company may, in its discretion, make an additional discretionary contribution for a Plan year with respect to each participant who has completed one year of service (as defined by the Plan) and is employed by the Company on the last day of such Plan year. During 2004 and 2003, the Company made matching contributions in accordance with the Plan provisions up to a maximum of 4% of the participants' compensation. In addition, the Company made a discretionary contribution for the 2004 Plan year equal to 1% of the base compensation of the participants eligible to share in the contribution. Such discretionary contribution was allocated to those eligible participants based upon a formula which included the employee's compensation and weighted average years of service, in accordance with the terms of the Plan document. No discretionary contributions were made for the 2003 Plan year.

The application of certain rules and restrictions under the Code may require that a portion of the contributions from certain highly compensated employees, as well as a portion of the corresponding Company matching contributions, be refunded in order to comply with the Code. Any such excess contributions are recorded as corrective distributions.

Participant Accounts

Each participant's account is credited with the participant's contribution, the Company's matching contribution, allocations of any additional Company contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are generally based on participant earnings or account balances, as applicable, in accordance with the terms of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting

Participants are fully vested in their contributions and related earnings/losses. Participants vest in Company matching and discretionary contributions and the related investment earnings or losses at the rate of 20% for each completed year of service (as defined by the Plan). A participant becomes fully vested in Company contributions and related earnings/losses if such participant, while employed by the Company, becomes totally and permanently disabled, attains normal retirement age, or dies.

Investment Program

Participants may direct the investment of their contributions, the Company's matching contributions and any additional Company contributions in any of ten mutual funds, one collective trust fund and Company Common Stock.

Contributions may be invested in one fund or divided among two or more funds. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds on a daily basis. Participants can also choose from four Asset Allocation Models: Conservative Model; Moderate Model; Moderate Aggressive Model or Aggressive Model, each of which represents a designated blend of the available mutual funds. Participants who select one of the Asset Allocation Models can also choose to invest a portion of their account balances in Company Common Stock.

Administrative Expenses

The Plan pays substantially all administrative expenses. For 2004, expenses were comprised of approximately $42,000 for recordkeeper fees, $40,000 for broker fees, $37,000 for audit fees and $3,000 for trustee fees. Any legal fees associated with the Plan have been paid by the Company and are considered immaterial to the Plan assets. Additionally, the Company provides various other operational and administrative services to the Plan for which the costs are incurred directly by the Company. These expenses are not included in the Plan's financial statements. Any such expenses not paid by the Company are paid by the Plan and are included in the Plan's financial statements.

Loans

The Plan permits participants to borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balances in the Plan. Loans bear interest at the applicable Treasury rate in effect for the month the loan originated plus four percent. Loans are repaid through payroll deductions over a period not to exceed five years and are collateralized by the vested balance in the participant's account.

Payment of Benefits and Forfeitures

Upon termination of employment, death, or retirement, a participant, or the participant's estate in the case of death, may elect to receive a distribution equal to the participant's vested interest in his or her Plan account balance. A participant may elect an in-kind distribution of the portion of his or her vested account balance that is invested in Company Common Stock.

A participant may make an in-service withdrawal from his or her vested account balance at age 59 1/2. Subject to satisfying the applicable requirements of the Code, a participant also may make an in-service withdrawal from his or her pre-tax contributions in the event of financial hardship, although such participant will be suspended from making additional pre-tax contributions to the Plan for a period of six months (twelve months for hardship withdrawals made prior to 2003). A participant can withdraw his or her after-tax contributions and rollover contributions, if any, from the Plan without being suspended from making additional pre-tax contributions to the Plan.

Upon a participant's termination of employment, any unvested Company contributions and the related investment earnings or losses will be forfeited. Subject to certain conditions, a participant who returns to employment within five years from his or her previous termination date is entitled to have his or her forfeited account balance restored. Forfeitures, net of amounts restored, are used to reduce future Company contributions under the Plan or to pay Plan expenses. During 2004, forfeitures of $112,697 were used to reduce Company contributions. At December 31, 2004, forfeitures of $106,908 were available to reduce future Company contributions or to pay Plan expenses.

Priorities Upon Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and the net assets of the Plan will be allocated and distributed among the participants and beneficiaries of the Plan in accordance with ERISA and the terms of the Plan.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Distributions to participants are recorded when paid.

Investment Valuation

Investments in mutual funds and Company Common Stock are reported at fair value based on quoted market prices. Participant loans receivable are valued at cost, which approximates fair value. The fair value of the investment in the collective trust fund is based on the market value of the underlying assets, as determined by the investment issuer. The collective trust fund holds investment contracts that are recorded at contract value, which approximates fair value. The average yield of the collective trust fund for the year ended December 31, 2004, was 4.01%. Investment income is recorded as earned. Purchases and sales are recorded on a trade-date basis. Investments in life insurance policies are recorded at the cash surrender value of the life insurance policies, as determined by the issuer of the insurance policy, which approximates fair value.

Net realized gains or losses on the sale of investments and net unrealized appreciation (depreciation) in the fair value of investments are recorded in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as net appreciation (depreciation) in fair value of investments. Dividends are recorded at the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of net assets available for plan benefits and changes therein. Actual results could differ from those estimates.

3. INVESTMENTS:

The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2004 and 2003.

As of December 31, 2004

Core Laboratories N.V. Common Stock	$ 9,979,883
Washington Mutual Investors Fund - Class A	8,269,687
Invesco Stable Value Fund	7,538,429
The Growth Fund of America - Class A	5,136,179
Franklin Balance Sheet Investment Fund - Class A	4,542,168
EuroPacific Growth Fund - Class A	4,154,060
Vanguard 500 Index Fund	4,087,534
PIMCO Total Return Fund - Class A	4,087,028
Franklin Real Estate Securities	2,983,621

As of December 31, 2003

Core Laboratories N.V. Common Stock	$ 8,851,792
Washington Mutual Investors Fund - Class A	7,051,528
Invesco Stable Value Fund	6,757,755
The Growth Fund of America - Class A	4,217,498
Vanguard 500 Index Fund	3,617,594
PIMCO Total Return Fund - Class A	3,514,222
Franklin Balance Sheet Investment Fund - Class A	3,425,150
EuroPacific Growth Fund - Class A	3,212,517
Lord Abbett Developing Growth Fund	2,639,703

4. RISKS AND UNCERTAINTIES:

The Plan provides for various investments in a collective trust fund, mutual funds and Company Common Stock. Investment securities, in general, are exposed to various risks, such as interest rate, foreign exchange, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and the amounts reported in participant accounts.

5. FEDERAL INCOME TAX STATUS:

The Plan received a favorable determination letter dated July 25, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since filing for this determination letter. However, the Plan administrator believes the Plan is currently designed and is being operated in compliance with the applicable requirements of the Code.

6. RELATED-PARTY TRANSACTIONS:

The Plan provides for investment in shares of Company Common Stock. As the Company is the Plan sponsor, these transactions qualify as party-in-interest transactions. These transactions are exempt from the ERISA prohibited transaction rules.

As of December 31, 2004, the Plan owed $25,000 to the Company as reimbursement of certain administrative expenses paid by the Company.

SCHEDULE H, line 4i

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2004

(a)	(b) Identity of Issuer, Borrower, Lessor or Other Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) # of Units	(e) Current Value

*	Core Laboratories N.V.	Core Laboratories N.V. Common Stock	427,404	$ 9,979,883
	American Funds	Washington Mutual Investors Fund - Class A	268,671	8,269,687
	AMVESCAP National Trust Company	Stable Value Fund	7,538,429	7,538,429
	American Funds	The Growth Fund of America - Class A	187,589	5,136,179
	Franklin Templeton Investments	Franklin Balance Sheet Investment Fund - Class A	77,964	4,542,168
	American Funds	EuroPacific Growth Fund - Class A	116,589	4,154,060
	The Vanguard Group	Vanguard 500 Index Fund	36,614	4,087,534
	PIMCO Funds	PIMCO Total Return Fund Class A	383,039	4,087,028
	Franklin Templeton Investments	Franklin Real Estate Securities Fund - Class A	113,273	2,983,621
	Lord Abbett & Company	Lord Abbett Developing Growth Fund - Class A	179,333	2,851,401
	Franklin Templeton Investments	Templeton Developing Markets Trust - Class A	72,782	1,347,925
	Franklin Templeton Investments	Templeton Foreign Smaller Companies Fund - Class A	62,332	1,314,591
*	Participant Loans	Interest rates ranging from 5.10% to 10.74% with varying maturity dates	N/A	1,235,240
	Conseco Life Insurance Company	Cash surrender value of life insurance policies	N/A	42,078
	Alliance Capital Management Corp.	Alliance Capital Reserves	N/A	1,401
		Total assets (held at end of year)		$ 57,571,225

* Represents a party-in-interest transaction.
** Represents investments comprising at least 5% of net assets available for plan benefits.
*** Cost information is not presented because all investments are participant directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CORE LABORATORIES
PROFIT SHARING AND RETIREMENT PLAN

Dated: June 24, 2005	By:	Administrative Committee of the
Core Laboratories Profit Sharing and Retirement Plan

	By:	/s/ Richard L. Bergmark

Richard L. Bergmark
Administrative Committee Member,
Core Laboratories Profit Sharing and Retirement Plan

INDEX TO EXHIBITS

Exhibit
Number	Description

23.1	Exhibit 23.1 ― Consent of Independent Registered Public Accounting Firm ― Ham, Langston & Brezina L.L.P.
23.2	Exhibit 23.2 ― Consent of Independent Registered Public Accounting Firm ― PricewaterhouseCoopers LLP

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-73772, 333-73774, 333-80473, 333-43859) of Core Laboratories N.V. of our report dated May 26, 2005 relating to the financial statements of Core Laboratories Profit Sharing and Retirement Plan, which appears in this Form 11-K.

/s/ Ham, Langston & Brezina L.L.P.

Houston, Texas
June 24, 2005

EXHIBIT 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-73772, 333-73774, 333-80473, 333-43859) of Core Laboratories N.V. of our report dated June 17, 2004 relating to the financial statements of Core Laboratories Profit Sharing and Retirement Plan, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
June 17, 2005